BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

wkuesel@omm.com

April 28, 2010

BY EDGAR AND BY FEDERAL EXPRESS

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long, Assistant Director
Jessica Kane, Staff Attorney
Craig Slivka, Special Counsel

Re:	Hexion U.S. Finance Corp. and
Hexion Nova Scotia Finance, ULC
Registration Statement on Form S-4
File No. 333-165773

Ladies and Gentlemen:

Set forth below are the responses of Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC (the “Registrants”), to the comment letter, dated April 26, 2010, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on March 30, 2010. The Registrants have reviewed this letter and authorized us to make the representations to you on their behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface, followed by the Registrants’ response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Pamela Long, Assistant Director, U.S. Securities and Exchange Commission, April 28, 2010 - Page 2

Registration Statement on Form S-4

General

1.	We note that you are registering the exchange securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance of our position contained in those letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Registrants are submitting, concurrently with the Amendment, the supplemental letter that the Staff has requested. This supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2.	We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The Registrants confirm that they will keep the offer open for at least twenty business days to ensure compliance with Rule 14e-1(a). Further, the Registrants confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. The Registrants confirm that they will keep the offer open at least through midnight on the twentieth business day.

Market and Industry Data and Forecasts, page 45

3.

We note that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. The first sentence of the second paragraph suggests that investors cannot rely on the information in the prospectus. Please delete or otherwise revise this disclaimer to eliminate any suggestion that investors cannot rely on the information you have chosen to include in the

Pamela Long, Assistant Director, U.S. Securities and Exchange Commission, April 28, 2010 - Page 3

prospectus. In addition, please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 45 by deleting (i) the phrase “, and neither we nor the initial purchasers take any further responsibility for this data” from first sentence of the second paragraph and (ii) the phrase “, and we cannot assure you that they are accurate” from the second sentence of the second paragraph. The Registrants and their parent, Hexion Specialty Chemicals, Inc., have not funded and are not otherwise affiliated with any of the third-party sources other than (i) standard subscription payments to third-party sources and (ii) memberships in independent industry trade associations whereby Hexion Specialty Chemicals, Inc provides data to the trade associations which then compile and publish market-data and other information used by Hexion Specialty Chemicals, Inc.

Expiration date; Extensions; Amendments, page 48

4.	We note the disclosure here and on page 49 that any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement to the registered holders of Old Notes. Please clarify whether this public announcement will be made orally and, if so, please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The Registrants respectfully advise the Staff that they are aware of the requirements of Rule 14e-1(d) and hereby clarify that any public announcement of a delay in acceptance, extension, termination or amendment will be in the form of a written press release that the Registrants currently intend to disseminate through the commercial news distribution services provider, Business Wire. Further, the Registrants respectfully advise the Staff that they have clarified in the first complete paragraph on page 49 that they will, at a minimum, communicate such public announcement “by issuing a timely press release to a financial news service”.

Exhibit 99.1 — Letter of Transmittal

5.	In the fourth full paragraph on page 4, we note your disclosure indicating that you will return any Old Notes not accepted for exchange “as promptly as practicable” after the Expiration Date. Rule 14e-1(c) requires that you exchange the notes or return the Old Notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 4 of Exhibit 99.1 to state that Old Notes not accepted for exchange will be returned “promptly after the Expiration Date”.

******

Pamela Long, Assistant Director, U.S. Securities and Exchange Commission, April 28, 2010 - Page 4

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 408-2440.

Sincerely,

/s/ William B. Kuesel
William B. Kuesel of O’MELVENY & MYERS LLP

cc:	Ellen German Berndt, Esq.
Hexion Specialty Chemicals, Inc.